SCHEDULE 13D

Amendment No. 0
Agribiotech Incorporated
common stock
Cusip # 008494106


Cusip # 008494106
Item 1:	Fidelity International Limited
Item 4:	PF
Item 6:	Bermuda
Item 7:	2,565,900
Item 8:	None
Item 9:	2,565,900
Item 10:	None
Item 11:	4,289,300
Item 13:	10.71%
Item 14:	HC, IA


PREAMBLE

	The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 2.

Item 1.	Security and Issuer.

	This statement relates to shares of the Common Stock, $0.01 par value (the "Shares") of Agribiotech Incorporated, a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 120 Corporate Park Dr., 2700 Sunset
Rd., Ste. C-25, Henderson, NV  89014.

Item 2.	Identity and Background.

	This statement is being filed by Fidelity International Limited, a Bermuda joint stock company incorporated for an unlimited duration by private act of the Bermuda legislature ("FIL"). A separate Schedule 13D is being filed by FMR Corp., a Massachusetts Corporation ("FMR"), with respect to the Shares. FIL is an investment adviser which provides investment advisory and management services to a number of non-U.S. investment companies or instrument trusts (the "International Funds") and certain institutional investors. The principal office of FIL is located at Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

	FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment adviser which is registered under Section 203 of the Investment Advisers Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under
Section 8 of the Investment Company Act of 1940 and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Accounts"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR, Fidelity, and FMTC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity. On that date, the shares of FIL held by Fidelity were distributed as a dividend, to the shareholders of FMR. FIL currently operates as an entity independent of FMR and Fidelity, with certain common shareholders. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliate of Fidelity, are non-U.S. entities.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR representing approximately 49% of the voting power of FMR. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR.

	In addition, a partnership controlled by Mr. Johnson and members of his family own shares of FIL voting stock with the right to cast approximately 47.22% of the total votes which may be cast by all holders of FIL voting stock. Mr. Johnson 3d is Chairman of FMR and FIL. FMR and FIL are separate and independent corporate entities. FMR and FIL are managed independently and their boards of Directors are generally composed of different individuals. Their investment decisions are made independently, and clients are different organizations. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	The Shares to which this statement relates are owned directly by six of the Fidelity Funds, thirteen of the Accounts, and by Fidelity International Limited, through its subsidiaries and affiliates.

	FMR and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the Shares held by the other corporations need not be aggregated for purposes of Section 13(d). However, FMR is making this filing on a voluntary basis as if all of the Shares are beneficially owned by FMR and FIL on a joint basis.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	The International Funds and accounts, which own or owned Shares, purchased in the aggregate 2,726,200 Shares for cash in the amount of approximately $36,082,221, including brokerage commissions. The International Funds and accounts used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 150,300 Shares sold aggregated approximately $2,026,622. The attached Schedule B sets forth Shares purchased and/or sold since October 30, 1998.

	The Fidelity Funds, which own or owned Shares, purchased in the aggregate 11,221,400 Shares for cash in the amount of approximately $143,318,913, including brokerage commissions. The Fidelity Funds used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 9,788,900 Shares sold aggregated approximately $85,398,582.

	The Accounts of FMTC, which own or owned Shares, purchased in the aggregate 464,400 Shares for cash in the amount of approximately $6,041,943, including brokerage commissions. The Accounts used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 173,500 Shares sold aggregated approximately $1,980,337.

Item 4.	Purpose of Transaction.

	The purpose of FIL or its subsidiaries in having the International Funds and accounts purchase Shares (see Item 5 below) is to acquire an equity interest in the Company in pursuit of specified investment objectives established by the Board of Directors of the International Funds.

	FIL or its subsidiaries may continue to have the International Funds and accounts purchase Shares subject to a number of factors, including, among others, the availability of Shares for sale at what FIL or its subsidiaries considers to be reasonable prices and other investment opportunities that may be available to the International Funds and accounts.

	FIL and its subsidiaries intend to review continuously the equity position of the International Funds and accounts in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, FIL and its subsidiaries may determine to cause the International Funds to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

	FIL and its subsidiaries have no present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.

Item 5.	Interest in Securities of Issuer.

	Although Item 5 assumes that FMR, Fidelity, and FIL beneficially own all 4,289,300 Shares, reference is made to Item
2 for a disclaimer of beneficial ownership with respect to the securities which are "beneficially owned" by the other corporations.

	(a)	FIL beneficially owns, as investment adviser or the
parent of the investment adviser to the International Funds and accounts, 2,565,900 Shares, or approximately 6.41% of the outstanding Shares of the Company. FMR beneficially owns, through Fidelity, as investment advisor to the Fidelity Funds, 1,432,500 Shares, or approximately 3.58% of the outstanding Shares of the Company, and through FMTC, the managing agent for the Accounts, 290,900 Shares, or approximately 0.73% of the outstanding Shares of the Company. The number of Shares held by the Fidelity Funds includes 60,000 Shares of common stock resulting from the assumed conversion of $60,000 principal amount of the Abribiotech Warrant 2001 (1 shares of common stock for each $1000 principal amount of the debenture). Neither FMR, Fidelity, FMTC, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons name in Schedule A hereto, beneficially owns any other Shares.
The combined holdings of FMR, Fidelity, FMTC, and FIL are 4,289,300 Shares, or approximately 10.71% of the outstanding
Shares of the Company.

	(b)	The International Funds, the International Pension
Accounts and FIL, as investment adviser to the International
Funds and International Pension Accounts, each has the sole power to vote and the sole power to dispose of the 2,565,900 Shares held by the International Funds and the International Pension Accounts. FIL has the sole power to vote 2,565,900 shares and the sole power to dispose of 2,565,900 shares.

Item 6.	Contract, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

	Neither FIL nor any of its affiliates nor, to the best knowledge of FIL, any of the persons named in Schedule A hereto has any joint venture, finder's fee, or other contract or arrangement with any person with respect to any securities of the Company.

	The Funds and Accounts may from time to time own debt securities issued by the Company or its direct or indirect subsidiaries, and may from time to time purchase and/or sell such debt securities.



Item 7.	Material to be Filed as Exhibits.

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	Fidelity International Limited



DATE:	January 20, 1998	By:	/s/Eric D.
Roiter
	Eric D. Roiter
	V.P. & General Counsel - FMR Co.
Duly authorized under Powers of
Attorney dated December 30,
1997, by and on behalf of
Fidelity International Limited
and its direct and indirect
subsidiaries


SCHEDULE A

				POSITION WITH			PRINCIPAL
NAME AND ADDRESS	INTERNATIONAL	OCCUPATION

Edward C. Johnson 3d	Director & Chairman
of the Board	Chief Executive
82 Devonshire Street		Officer-FMR
Corp.
Boston, MA 02109

Barry J. Bateman	Director	President-Fidelity
London, England		International Ltd.
EC3R 8LL

William L. Byrnes	Director	Vice Chairman-
82 Devonshire Street		FMR Corp.
Boston, MA 02109

Simon Haslam	Chief Financial Officer	CFO-Fidelity
Oakhill House		International
Limited
130 Tonbridge Road
Hildenborough, Kent,
TN119DZ

Charles T. M. Collis	Director, & V.P.
	Private Attorney
P.O.  Box HM 391
Hamilton HMBX, Bermuda

Glen R. Moreno	Director	Director-Fidelity
25 Lovat Lane		International Ltd.
London, England
EC3R 8LL

David J. Saul	Director	Executive V.P. &
P.O. Box HM 670		President-Fidelity
Hamilton, Bermuda		Bermuda, a division
		of Fidelity
		International Ltd.

Brett P. Goodin	Company Secretary	Company Secretary
and Chief
P.O. Box HM 670		Legal Officer-
Fidelity International
Hamilton, Bermuda		Limited


	Messrs. Johnson 3d, Byrnes, and Moreno are United States citizens and Messrs. Cambridge, Collis, Saul, and Bateman are citizens of the United Kingdom.



SCHEDULE B


Agribiotech Incorporated

Nine International Account(s) purchased Shares since October 30,
1998 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions.

	DATE	SHARES	PRICE
	11/24/98		15,000.00 		$14.5223
	11/24/98		24,300.00
	14.5223
	11/24/98		50,000.00
	14.5223
	11/25/98		3,500.00 	              	13.9820
	11/27/98		25,000.00
	13.6263
	12/01/98		30,200.00
	13.8539
	12/10/98     		124,300.00
	12.1028
	12/10/98		46,100.00
	12.0000
	12/11/98		20,000.00
	11.4375
	12/14/98		14,100.00
	10.9687
	12/14/98		8,260.00 	              	10.6875
	12/14/98		1,100.00 	              	10.6875
	12/14/98		11,900.00
	10.9687
	12/15/98		23,440.00
	11.1250
	12/15/98		2,330.00 	              	11.1250
	12/15/98		230.00 	              	11.1250
	12/17/98		10,000.00
	11.9688
	12/17/98		10,000.00
	11.8750
	12/24/98		900.00 	              	10.6875
	12/24/98          		100,000.00
	10.3656
	12/28/98          		125,000.00
	11.2725
	12/29/98          		175,000.00
	12.3250
	12/30/98          		275,000.00
	13.3125
	01/06/99		60,000.00
	15.1850
	01/06/99		57,700.00
	15.1850
	01/06/99          		220,300.00
	15.1850
	01/07/99		23,500.00
	14.9517
	01/07/99		61,700.00
	14.9517
	01/07/99		77,100.00
	14.9517
	01/07/99		44,300.00
	14.9517
	01/07/99		5,800.00 	             	 14.9517
	01/07/99          		297,460.00
	14.9517
	01/07/99		2,540.00 	              	14.9517
	01/07/99		24,600.00
	14.9517
	01/08/99		11,600.00
	15.1406
	01/08/99		38,200.00
	15.1406
	01/08/99		22,000.00
	15.1406
	01/08/99		2,900.00 	              	15.1406
	01/08/99          		126,040.00
	15.1406
	01/08/99		10,000.00
	15.1406
	01/08/99		87,860.00
	15.1406
	01/11/99		13,500.00
	15.9636
	01/11/99		5,600.00 	              	15.9636
	01/11/99		32,200.00
	15.9636
	01/11/99		1,700.00 	              	15.9636
	01/11/99          		112,140.00
	15.9636